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                                                               Exhibit 99 (a)(6)

[E-mail Communication to HealthGate Data Corp. Employees on December 13, 2001]

On November 27, 2001, you were given an Offer to Exchange Outstanding Options for New Options (the "Offer to Exchange") and related materials offering you the opportunity to exchange your outstanding options to purchase shares of HealthGate common stock for new options.

The Offer to Exchange referred to financial information included in HealthGate's filings with the Securities and Exchange Commission. In order to assist you in deciding whether to exchange your options, enclosed with this e-mail are electronic versions of HealthGate's annual report on Form 10-K for the fiscal year ended December 31, 2000 and our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2001, June 30, 2001 and September 30, 2001.

Please remember that, in order to participate in the option exchange program, you must submit an election form no later than 5:00 p.m., Eastern Standard Time, on December 27, 2001 (unless that deadline is extended by HealthGate). If you do not submit an election form, you will have chosen not to participate in the option exchange program and will keep your old stock options. Please refer to the Offer to Exchange and related materials for complete details on the option exchange program and how to participate.

As described in the Offer to Exchange and related materials, please contact Veronica Zsolcsak if you have any questions concerning the option exchange program or how to participate.